EXHIBIT 21

SUBSIDIARIES OF IMPLANT SCIENCES CORPORATION

State or Other Jurisdiction of:

Name	State of Other Jurisdiction of Incorporation or Organization
C Acquisition Corp	Delaware
Accurel Systems International Corporation	California
IMX Acquisition Corp	Delaware